Exhibit 77(e)(10)

AMENDED SCHEDULE A

The Series of ING Investors Trust, as described in Section 1 of the attached Portfolio Management Agreement, to which Fidelity Management & Research Company shall act as Portfolio Manager are as follows:

ING FMRSM Diversified Mid Cap Portfolio

AMENDED SCHEDULE B
COMPENSATION FOR SERVICES TO SERIES

For the services provided by Fidelity Management & Research Company (“Portfolio Manager”) to the following Series of ING Investors Trust, pursuant to the attached Portfolio Management Agreement, the Manager will pay the Portfolio Manager a fee, computed daily and payable monthly, based on the combined average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

Series	Rate
ING FMRSM Diversified Mid Cap Portfolio	0.40% on first $250 million; and 0.35% thereafter